

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2021

Jorge de Pablo
Chief Executive Officer
Enphys Acquisition Corp.
216 East 45th Street
13th Floor
New York, NY 10017

   Re: Enphys Acquisition Corp.
    Draft Registration Statement on Form S-1
    Submitted March 11, 2021
    CIK No. 0001850502

Dear Mr. de Pablo:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted March 11, 2021

Limited payments to insiders, page 28

1. We note your statement on page 28 that there will be "no finder's fees, reimbursements or cash payments" made by you to your sponsor, directors or officers, or any of their affiliates other than what appears in the bullet points on page 28. Please revise to clarify how you distinguish between activities traditionally compensated as finders fees from the reimbursement in the carve-out bullet point for "identifying, investigating, negotiating and completing an initial business combination."

Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jason McCaffrey